PART I.  FINANCIAL INFORMATION

ITEM 1.  CONSOLIDATED FINANCIAL STATEMENTS

               GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                      CONSOLIDATED STATEMENTS OF INCOME
                                 (UNAUDITED)
               (Dollars in thousands, except per share amounts)

                                   Three months          Nine Months
                                   ended July 31,        ended July 31,

                                   2000      1999        2000       1999

Net sales                          $236,249  $205,032    $690,460   $584,394
Other income, net                     3,225     3,773      14,322     10,612
                                    239,474   208,805     704,782    595,006

Cost of products sold               179,119   163,826     525,319    471,906
Selling, general and
 administrative expenses             31,708    26,563      92,436     80,613
Interest expense                      4,184     4,157      12,651     11,860
                                    215,011   194,546     630,406    564,379

Income before income taxes
 and equity in earnings of
 affiliates                          24,463    14,259      74,376     30,627
Income taxes                          9,254     5,702      28,635     12,251

Income before equity in
 earnings of affiliates              15,209     8,557      45,741     18,376
Equity in earnings of affiliates      3,620     2,349      10,066      7,072

Net income                         $ 18,829  $ 10,906    $ 55,807   $ 25,448

Basic earnings per share:
Class A Common Stock               $   0.67  $   0.38    $   1.97   $   0.88
Class B Common Stock               $   1.00  $   0.57    $   2.95   $   1.32

Diluted earnings per share:
Class A Common Stock               $   0.66  $   0.38    $   1.97   $   0.88
Class B Common Stock               $   1.00  $   0.57    $   2.95   $   1.32

See accompanying Notes to Consolidated Financial Statements

<page 3>

                GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                         CONSOLIDATED BALANCE SHEETS
                            (Dollars in thousands)


ASSETS
                                         July 31,            October 31,
                                          2000                  1999
                                       (Unaudited)
CURRENT ASSETS
Cash and cash equivalents              $  17,673             $    8,935
Canadian government securities                --                  5,314
Trade accounts receivable -
 less allowance of $2,259 for
 doubtful items ($2,456 in 1999)         115,440                124,754
Inventories                               47,836                 50,706
Deferred tax asset                         9,011                  6,857
Net assets held for sale                   8,413                  6,462
Prepaid expenses and other                18,511                 14,270
       Total current assets              216,884                217,298

LONG-TERM ASSETS
Goodwill - less amortization             138,034                142,977
Investment in affiliates                 132,885                124,360
Other long-term assets                    19,459                 25,218
                                         290,378                292,555

PROPERTIES, PLANTS AND EQUIPMENT - at cost
Timber properties - less depletion        21,063                  9,925
Land                                      10,439                 12,280
Buildings                                117,428                124,594
Machinery and equipment                  509,708                491,533
Capital projects in progress              58,788                 40,651
                                         717,426                678,983
Accumulated depreciation                (289,517)              (277,850)
                                         427,909                401,133
                                       $ 935,171              $ 910,986

See accompanying Notes to Consolidated Financial Statements

<page 4>

               GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                         CONSOLIDATED BALANCE SHEETS
                           (Dollars in thousands)


LIABILITIES AND SHAREHOLDERS EQUITY
                                             July 31,           October 31,
                                              2000                 1999
                                           (Unaudited)
CURRENT LIABILITIES
Accounts payable                           $   47,541           $   46,703
Accrued payrolls and employee benefits         11,712               10,154
Restructuring reserves                             --                5,157
Other current liabilities                       5,557               10,017
      Total current liabilities                64,810               72,031

LONG-TERM LIABILITIES
Long-term obligations                         249,000              258,000
Deferred tax liability                         53,577               48,960
Postretirement benefit liability               21,155               21,154
Other long-term liabilities                    18,848               22,859
      Total long-term liabilities             342,580              350,973

SHAREHOLDERS' EQUITY (Note 2)
Capital stock, without par value               10,383               10,207
 Class A Common Stock:
  Authorized 32,000,000 shares;
   issued 21,140,960 shares;
   outstanding 10,523,196 shares
   (10,653,396 in 1999)
 Class B Common Stock:
  Authorized and issued 17,280,000 shares;
   outstanding 11,847,359 shares
   (11,873,896 in 1999)
Treasury Stock, at cost                       (57,894)             (52,940)
 Class A Common Stock: 10,617,764 shares
 (10,487,564 in 1999)
 Class B Common Stock:  5,432,641 shares
 (5,406,104 in 1999)
Retained earnings                             582,275              537,126
Accumulated other comprehensive income
 - foreign currency translation                (6,983)              (6,411)
                                              527,781              487,982

                                            $ 935,171            $ 910,986

See accompanying Notes to Consolidated Financial Statements


<page 5>

              GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (UNAUDITED)
                          (Dollars in thousands)


For the nine months ended July 31,                 2000            1999
Cash flows from operating activities:
Net income                                         $ 55,807        $ 25,448
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation, depletion and amortization           33,515          32,794
  Undistributed equity in earnings of affiliates     (7,675)         (7,072)
  Deferred income taxes                               1,616          (2,607)
  Other - net                                         2,970           3,681
  Changes in current assets and liabilities, net
   of effects from acquisitions and dispositions        723          15,905
Net cash provided by operating activities            86,956          68,149

Cash flows from investing activities:
 Acquisitions and dispositions, net of cash              --         (71,811)
 Disposals of investments in Canadian
  government securities                               5,314           1,435
 Purchases of properties, plants and equipment      (58,614)        (32,260)
 Net cash used by investing activities              (53,300)       (102,636)

Cash flows from financing activities:
 Proceeds from long-term debt                            --          54,500
 Payments on long-term debt                          (9,000)        (23,528)
 Dividends paid                                     (10,658)        (10,284)
 Acquisitions of treasury stock                      (4,968)         (2,590)
 Other - net                                            190              --
 Net cash (used in) provided by financing
  activities                                        (24,436)         18,098

Foreign currency translation adjustment                (482)            776
Net increase (decrease) in cash and cash
 equivalents                                          8,738         (15,613)
Cash and cash equivalents at beginning of period      8,935          41,329
Cash and cash equivalents at end of period         $ 17,673        $ 25,716

See accompanying Notes to Consolidated Financial Statements

<page 6>

              GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JULY 31, 2000

NOTE 1 -- BASIS OF PRESENTATION

   The information furnished herein reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated balance sheets as of July 31, 2000 and October 31, 1999, the consolidated statements of income for the three-month and nine-month periods ended July 31, 2000 and 1999, and the consolidated statements of cash flows for the nine-month periods ended July 31, 2000 and 1999. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

   These financial statements should be read in conjunction with the financial statements and notes thereto included in the most recent Annual Report on Form 10-K of Greif Bros. Corporation and its subsidiaries (collectively, the "Company").

   Certain prior period amounts have been reclassified to conform to the fiscal 2000 presentation.


NOTE 2 -- CAPITAL STOCK AND RETAINED EARNINGS

   Class A Common Stock is entitled to cumulative dividends of 1 cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1 cent per share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A Common
Stock to 1 1/2 cents a share for Class B Common Stock. The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four cumulative dividends upon the Class A Common Stock are in arrears. There is no cumulative voting.

<page 7>

NOTE 3 -- DIVIDENDS PER SHARE

   The following dividends per share were paid during the period indicated:

                                    Three months         Nine months
                                    ended July 31,       ended July 31,
                                  2000         1999    2000         1999
Class A Common Stock             $0.14        $0.12   $0.38        $0.36
Class B Common Stock             $0.21        $0.18   $0.56        $0.53


NOTE 4 -- CALCULATION OF EARNINGS PER SHARE

   The Company has two classes of common stock and, as such, applies the "two-class method" of computing earnings per share as prescribed in Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." In accordance with the statement, earnings are allocated first to Class A and Class B Common Stock to the extent that dividends are actually paid and the remainder allocated assuming all of the earnings for the period have been distributed in the form of dividends.

   The following is a reconciliation of the shares used to calculate basic and diluted earnings per share:

                             Three months                Nine months
                             ended July 31,              ended July 31,
                             2000        1999           2000         1999

Class A Common Stock:
Basic shares                 10,523,196  10,852,101     10,569,515   10,885,441
Assumed conversion of stock
 options                         35,494       2,535         36,994        7,025
Diluted shares               10,558,690  10,854,636     10,606,509   10,892,466

Class B Common Stock:
Basic and diluted shares     11,847,359  11,998,793     11,854,350   12,000,374


   There are 507,289 and 371,875 stock options that are antidilutive for the three-month and nine-month periods, respectively, ended July 31, 2000 (633,089 and 496,789 for the three-month and nine-month periods, respectively, ended July 31,1999).


<page 8>

NOTE 5 -- INVENTORIES

   Inventories are comprised principally of raw materials and are stated at the lower of cost (principally on last-in, first-out basis) or market.


NOTE 6 -- NET ASSETS HELD FOR SALE

   Net assets held for sale represent land, buildings and land improvements for locations that have been closed. As of July 31, 2000, there were ten locations held for sale, the majority of which were the result of the fiscal 1998 restructuring plan (See Note 9 - Fiscal 1998 Restructuring Charges). The net assets held for sale have been listed for sale, and it is the Company's intention to complete the sales within the next year.


NOTE 7 -- ACQUISITIONS

CorrChoice Joint Venture:

   On November 1, 1998, the Company entered into a Joint Venture
Agreement with RDJ Holdings Inc. ("RDJ") and a minority shareholder of a subsidiary of Ohio Packaging Corporation (the "Minority Shareholder") to form CorrChoice, Inc. ("CorrChoice"). Pursuant to the terms of the Joint Venture Agreement, the Company contributed all of its stock of Michigan Packaging Company ("Michigan Packaging") and Ohio Packaging Corporation ("Ohio Packaging") in exchange for a 63.24% ownership interest in CorrChoice. RDJ and the Minority Shareholder contributed all of their stock of Ohio Packaging and its subsidiaries in exchange for a 36.76% ownership interest in CorrChoice. In connection with the closing of the CorrChoice joint venture, the Company and RDJ entered into a voting agreement which enables the Company and RDJ to be equally represented on CorrChoice's Board of Directors. As such, the Company does not control CorrChoice. Therefore, in accordance with generally accepted accounting principles, the Company has recorded its investment in CorrChoice using the equity method of accounting.

Intermediate Bulk Containers ("IBC") Acquisition:

   On January 11, 1999, the Company purchased the assets of the IBC business from Sonoco Products Company ("Sonoco") for $38,013,000 in cash.
In addition, the Company paid $234,000 in legal and professional fees related to the acquisition. Prior to the acquisition date, the Company marketed and sold IBCs under a distributorship agreement with Sonoco.


<page 9>

NOTE 7 - ACQUISITIONS (Concluded)

Great Lakes and Trend Pak Acquisitions:

   On April 5, 1999, the Company purchased the common stock of Great
Lakes Corrugated Corp. ("Great Lakes") and Trend Pak, Inc. ("Trend Pak") from their shareholders for $20,813,000 in cash. In addition, the Company paid $107,000 in legal and professional fees related to the acquisition.

Abzac-Greif Investment:

   During June 1999, Greif Containers Inc., a wholly owned Canadian subsidiary of the Company, exchanged its spiral core manufacturing assets with Abzac S.A., a privately held company in France, for a 49% equity interest in Abzac's fibre drum business (known as "Abzac-Greif"). The effective date of the transaction was January 1, 1999. The investment in Abzac-Greif has been recorded using the equity method of accounting.

Pro Forma Information:

   The following pro forma (unaudited) information assumes the acquisition of the IBC business, the acquisitions of Great Lakes and Trend Pak and the investment in Abzac-Greif had occurred on November 1, 1998 (Dollars in thousands, except per share amounts):

                                                     Nine months ended
                                                     July 31, 1999
Net sales                                            $593,646
Net income                                           $ 24,314

Basic and diluted earnings per share:
Class A Common Stock                                 $   0.85
Class B Common Stock                                 $   1.26

   The above amounts reflect the contribution of the spiral core assets and the recognition of the equity interest in Abzac-Greif by the Company's Canadian operation. In addition, the amounts reflect adjustments for interest expense related to the debt issued for the purchases, amortization of goodwill and depreciation expense on the revalued properties, plants and equipment resulting from the acquisitions.

   The pro forma information, as presented above, is not necessarily indicative of the results which would have been obtained had the transactions occurred on November 1, 1998, nor are they necessarily indicative of future results.


<page 10>

NOTE 8 -- INVESTMENT IN AFFILIATES

   The Company has investments in CorrChoice (63.24%) and Abzac-Greif
(49%) which are accounted for on the equity method. The Company's share of earnings of these affiliates is included in income as earned. In the first nine months of fiscal 2000, the Company received dividends from affiliates of $2,391,000.

   The difference between the cost basis of the Company's investment in the underlying equity of affiliates of $5,276,000 at July 31, 2000 is being amortized over a fifteen-year period.

   The summarized unaudited financial information below represents the combined results of the Company's unconsolidated affiliates (Dollars in thousands):

<caption
                              Three months               Nine months
                              ended July 31,             ended July 31,
                              2000         1999          2000         1999
Net sales                     $75,635      $64,090       $221,273     $175,833
Gross profit                   11,169       11,156         36,192       32,078
Operating income                8,546        8,007         26,838       22,972
Net income                      6,024        4,477         17,870       12,994

NOTE 9 - FISCAL 1998 RESTRUCTURING CHARGES

   During the third quarter of fiscal 1998, the Company approved a plan to consolidate some of its locations in order to improve operating efficiencies and capabilities. The plan was the result of an in-depth study to determine whether certain locations, either existing or newly acquired, should be closed and the sales and manufacturing volume associated with such plants relocated to a different facility. Eighteen existing fibre drum, steel drum and corrugated container plants were identified to be closed. The plants are located in Alabama, Georgia, Illinois, Kansas, Maryland, Massachusetts, Missouri, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee and
Texas. As a result, the Company recognized a pretax restructuring charge of approximately $27.5 million, consisting of $20.9 million in employee separation costs (approximately 500 employees) and $6.6 million in other costs. The $6.6 million in other costs included $2.5 million for the impairment of long-lived assets due to the significant reduction in the remaining useful lives of the assets resulting from the decision to exit or close the facilities and other exit costs expected to be incurred after operations had ceased to maintain the facilities ($1.9 million) and remove the equipment ($2.2 million).


<page 11>

NOTE 9 - FISCAL 1998 RESTRUCTURING CHARGES (Continued)

   The Company has sold or is planning to sell its seventeen owned facilities. A lease has been terminated on the remaining plant. Subsequent to the recognition of the restructuring charge, the Company did incur additional costs to relocate machinery and equipment and employees upon the closure of these plants.

   The amounts charged against this restructuring reserve during the nine months ended July 31, 2000 are as follows (Dollars in thousands):

                                  Balance at                   Balance at
                                  10/31/99       Activity      7/31/00
Cash charges:
 Employee separation costs        $2,108         $(2,108)      $  --
Cash and non-cash charges:
 Impairment of long-lived assets
  and other exit costs             1,441          (1,441)         --
                                  $3,549         $(3,549)      $  --

   During the nine-month period ended July 31, 2000, 54 employees were terminated in accordance with this restructuring plan. As of July 31, 2000, there were a total of 457 employees that had been terminated and provided severance benefits under this restructuring plan.

   In addition, in connection with the fiscal 1998 acquisition of the industrial containers business from Sonoco and the consolidation plan, five locations purchased as part of the acquisition were identified to be closed. The locations are located in California, Georgia, Missouri and New Jersey.
The plan to close or consolidate these locations was being formulated at the date of acquisition. Accordingly, the Company recognized a $9.5 million restructuring liability in its purchase price allocation related to these locations during the second quarter of fiscal 1998. This liability was accounted for under EITF No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." The liability consisted of $6.1 million in employee separation costs (approximately 150 employees), $1.2 million in lease termination costs and $2.2 million in other exit costs. The $2.2 million in other exit costs included amounts expected to be incurred after operations had ceased to maintain the facilities ($1.0 million), remove the equipment ($0.5 million) and other closing costs ($0.7 million). The Company has sold or is planning to sell three of these locations. The leases have been or will be terminated on the remaining two locations.


<page 12>

NOTE 9 - FISCAL 1998 RESTRUCTURING CHARGES (Concluded)

   The amounts charged against this restructuring reserve during the nine months ended July 31, 2000 are as follows (Dollars in thousands):


                                  Balance at                  Balalnce at
                                  10/31/99       Activity     7/31/00
Cash charges:
  Employee separation costs       $1,608         $(1,608)     $  --

   During the nine-month period ended July 31, 2000, 44 employees were terminated in accordance with this restructuring plan. As of July 31, 2000, there were a total of 140 employees that had been terminated and provided severance benefits under this restructuring plan.


NOTE 10 -- BUSINESS SEGMENT INFORMATION

   The Company operates in three business segments: Industrial Shipping Containers; Containerboard & Corrugated Products; and Timber.

   Operations in the Industrial Shipping Containers segment involve the production and sale of shipping containers. These products are manufactured and principally sold throughout the United States, Canada and Mexico.

   Operations in the Containerboard & Corrugated Products segment involve the production and sale of containerboard, both virgin and recycled, and related corrugated sheets, corrugated containers and multiwall bags. The products are manufactured and sold in the United States and Canada.

   Operations in the Timber segment involve the management and sale of timber on approximately 281,000 acres of timberlands in the states of Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi and Virginia.

   The Company's reportable segments are strategic business units that offer different products. The Company evaluates performance and allocates resources based on income before income taxes and equity in earnings of affiliates. The accounting policies of the reportable segments are the same as those described in the "Description of Business and Summary of Significant Accounting Policies" note in the fiscal 1999 Annual Report except that the Company accounts for inventory on a first-in, first-out basis at the segment level compared to a last-in, first-out basis at the consolidated level.


<page 13>

NOTE 10 -- BUSINESS SEGMENT INFORMATION (Continued)

   Corporate and other includes the costs associated with the Company's corporate headquarters, the Company's long-term obligations and other non-segment items.

   The following segment information is presented for the periods indicated (Dollars in thousands):


                                Three months             Nine months
                                ended July 31,           ended July 31,
                                2000         1999        2000         1999
Net sales:
Industrial shipping containers  $120,058     $115,008    $351,976     $338,121
Containerboard & corrugated
 products                        100,720       84,981     303,038      234,443
Timber                            15,471        5,043      35,446       11,830

    Total                       $236,249     $205,032    $690,460     $584,394

Income before income taxes and
 equity in earnings of affiliates:
 Industrial shipping containers $  9,503     $  9,070    $ 28,892     $ 27,261
 Containerboard & corrugated
  products                        14,053        8,340      45,706       17,839
Timber                            14,182        4,339      38,298       10,631
    Total segment                 37,738       21,749     112,896       55,731

Corporate and other              (13,275)      (7,490)    (38,520)     (25,104)

    Total                       $ 24,463     $ 14,259    $ 74,376     $ 30,627


<page 14>

NOTE 10 -- BUSINESS SEGMENT INFORMATION (Concluded)

                                              July 31,        October 31,
                                              2000            1999
Total assets:
 Industrial shipping containers               $391,601        $415,506
 Containerboard & corrugated products          372,568         353,799
 Timber                                         26,658          16,712
    Total segment                              790,827         786,017

 Corporate and other                           144,344         124,969

    Total                                     $935,171        $910,986


NOTE 11 -- RECENT ACCOUNTING STANDARDS

   The Financial Accounting Standards Board ("FASB") issued SFAS No.
133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998 and SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," in June 1999, which are effective for all quarters of 2001 for the Company. The statements require that all derivatives be recorded in the balance sheet as either assets or liabilities and be measured at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company is in the process of determining what impact these statements will have on the Consolidated Financial Statements.

   In December 1999, the Securities and Exchange Commission staff released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," which is effective in the fourth quarter of fiscal 2001 for the Company. SAB No. 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The Company is in the process of determining what impact the SAB will have on the Consolidated Financial Statements.


<page 15>

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

   Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. The following comparative information is presented for the three-month and nine-month periods ended July 31, 2000 and 1999.

Third Quarter Results:

   During the quarter ended July 31, 2000, the Company had record net sales. Solid improvements were achieved in each of the Company's three business segments for both net sales and income.

   Net sales increased $31.2 million or 15.2% during the third quarter of fiscal 2000 compared to the same period last year.

   The Industrial Shipping Containers segment had an increase in net sales of $5.1 million or 4.4% due to improvements in general market conditions, including the chemical industry, and regaining sales volume lost as a result of the Company's plant closings and consolidation efforts.

   The Containerboard & Corrugated Products segment had an increase in net sales of $15.7 million or 18.5% due primarily to a 42% increase in the average selling price per ton of paper during the three months ended July 31, 2000 as compared to the same period last year. In addition, the increase in paper prices resulted in higher average selling prices at the Company's corrugated container operations.

   The Timber segment had an increase in net sales of $10.4 million due to a full quarter of timber sales related to the timber marketing strategy implemented during the third quarter of fiscal 1999. The sales of timber are recorded as net sales, while the sale of timberlands are included in other income. Future sales will take place as market conditions warrant; however, the results for the third quarter of fiscal 2000 are not necessarily indicative of the Company's expectations for the entire fiscal year.

   The $0.5 million decrease in other income is due primarily to lower gains related to the sale of land, buildings and land improvements resulting from the fiscal 1998 restructuring plan (See Note 9 to the Consolidated Financial Statements).

   The cost of products sold, as a percentage of net sales, decreased from 79.9% last period to 75.8% this period. The decrease is due primarily to the increase in average paper prices.


<page 16>

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

   The $5.1 million increase in selling, general and administrative expense is due to certain increased costs in support of Company initiatives implemented during fiscal 1999. As percentage of net sales, selling, general and administrative expenses increased to 13.4% from 13.0% during the third quarter last year.

   The increase in interest expense is due primarily to higher interest rates offset by lower average debt outstanding during the third quarter as compared to the same period last year.

   Equity in earnings of affiliates improved to $3.6 million for the three months ended July 31, 2000 from $2.3 million for the same period last year. This income represents the Company's equity interest in CorrChoice's net income and, to a lesser extent, the Company's share of Abzac-Greif's net income.

Year-to-Date Results:

   During the first nine months of fiscal 2000, the Company had record net sales and net income. Solid improvement was achieved in each of the Company's three business segments.

   Net sales increased $106.1 million or 18.1% during the first nine months of fiscal 2000 compared to the same period last year.

   The Industrial Shipping Containers segment had an increase in net sales of $13.9 million or 4.1% due to improvements in general market conditions, including the chemical industry, and regaining sales volume lost as a result of the Company's plant closings and consolidation efforts.

   The Containerboard & Corrugated Products segment had an increase in net sales of $68.6 million or 29.3% due primarily to a 44% increase in the average selling price per ton of paper during the nine months ended July 31, 2000 as compared to the same period last year. In addition, the increase in selling prices resulted in higher average selling prices at the Company's corrugated container operations. Net sales for the first nine months of fiscal 2000 also benefited, to a lesser extent, by the inclusion of Great Lakes, which was acquired in April 1999 (See Note 7 to the Consolidated Financial Statements).


<page 17>

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

   The Timber segment had an increase in net sales of $23.6 million due to a timber marketing strategy focused on active harvesting and regeneration of the Company's timber properties in the United States. Sales of timber are recorded as net sales, while sales of timberlands are included in other income. Future sales will take place as market conditions warrant; however, the results for the first nine months of fiscal 2000 are not necessarily indicative of the Company's expectations for the entire fiscal year.

   The $3.7 million increase in other income is due primarily to $6.2 million of timberland sales for the nine months ended July 31, 2000 compared with $0.7 million last year. The increase is partially offset by lower gains related to the sale of land, buildings and land improvements resulting from the fiscal 1998 restructuring plan (See Note 9 to the Consolidated Financial Statements).

   The cost of products sold, as a percentage of net sales, decreased from 80.8% last period to 76.1% this period. The improvement in cost of products sold, as a percentage of net sales, is due primarily to the increase in average paper prices. In addition, timber sales increased in the first nine months of fiscal 2000 as compared to the same period last year. The timber sales of the Company have a very low cost associated with them.

   The $11.8 million increase in selling, general and administrative expense is due to certain increased costs in support of Company initiatives implemented during fiscal 1999. In addition, commissions related to the Timber segment were higher due to the substantial increase in timber sales during the first nine months of fiscal 2000 compared to the first nine months of fiscal 1999. Finally, selling, general and administrative expense relating to the operation of Great Lakes as well as additional goodwill amortization relating to the acquisition of Great Lakes contributed to this increase. As a percentage of net sales, selling, general and administrative expenses decreased to 13.4% from 13.8% during the first nine months of fiscal 1999.

   The increase in interest expense is due primarily to higher interest rates during the current year as compared to last year.

   Equity in earnings of affiliates improved to $10.1 million for the nine months ended July 31, 2000 from $7.1 million for the same period last year. This income represents the Company's equity interest in CorrChoice's net income and, to a lesser extent, the Company's share of Abzac-Greif's net income.


<page 18>

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

LIQUIDITY AND CAPITAL RESOURCES

   As reflected by the Consolidated Balance Sheet at July 31, 2000 and discussed in greater detail in the fiscal 1999 Annual Report, the Company is dedicated to maintaining a strong financial position. It is the Company's belief that this dedication is extremely important during all economic times.

   As discussed in the fiscal 1999 Annual Report, the Company is subject to the economic conditions of the markets in which it operates. During this period, the Company has been able to utilize its financial strength to meet its continued business needs. The current ratio of 3.3:1 as of July 31, 2000 is an indication of the Company's continued dedication to strong liquidity.

Investments in Business Expansion:

   Capital expenditures were $58.6 million during the nine months ended
July 31, 2000. These capital expenditures were principally needed to replace and improve buildings and equipment.

Balance Sheet Changes:

   The Canadian government securities were sold during the first nine months of fiscal 2000.

   The increase in capital projects in progress is primarily due to an advanced automated production line to manufacturer steel drums in Texas, a new corrugated container manufacturing facility in Kentucky and additional amounts related to the implementation of the Company's management information system. These increases were reduced by the capitalization of certain projects included in capital projects in progress at year-end.

   The decrease in restructuring reserves is due to the payments of severance and other costs of closing the plants included in the fiscal 1998 restructuring reserves.

   The reduction in long-term obligations is due to the repayment of amounts borrowed under the Company's revolving credit facility.


<page 19>

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

Other Liquidity Matters:

   During 1997, the Company embarked on a program to implement a management information system. The purpose of the management information system is to focus on using information technology to link operations in order to become a low-cost producer and more effectively service the Company's customers. The ultimate cost of this project is dependent upon management's final determination of the locations, timing and extent of integration of the management information system. As of July 31, 2000, the Company has spent approximately $27 million towards the project. While this program is not complete, especially with regard to the manufacturing and sales modules, the centralized finance module is in place. As such, amortization has begun on approximately $10 million of this amount. The capitalized costs of the project are being amortized on a straight-line basis over a seven-year period.

   In addition to the management information system, as described above, the Company has approved future purchases of approximately $22 million. These purchases are primarily to replace and improve properties, plants and equipment.

   Borrowing and self-financing have been the primary sources for past capital expenditures and acquisitions. The Company anticipates financing future capital expenditures in a like manner and believes that it will have adequate funds available for its planned expenditures.

Share Repurchase Program:

   In February 1999, the Board of Directors of the Company authorized an aggregate 1,000,000 share repurchase program for its Class A and Class B common shares. During the first nine months of fiscal 2000, the Company repurchased 137,200 Class A common shares and 26,537 Class B common shares. As of July 31, 2000, the Company had repurchased 559,910 shares, including 405,476 Class A common shares and 154,434 Class B common shares.


<page 20>

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS (Concluded)

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995

   Some of the information in this Form 10-Q contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," "project" and similar expressions, among others, identify forward-looking statements. Forward-looking statements speak only as of the date the statement was made. Such forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results to differ materially from those projected. Such risks and uncertainties that might cause a difference include, but are not limited to, changes in general business and economic conditions, capacity levels in the containerboard market, competitive pricing pressures, in particular with respect to the price of paper, litigation or claims against the Company pertaining to environmental, product liability and safety and health matters, risks associated with the Company's acquisition strategy, in particular the Company's ability to locate and acquire other businesses, the Company's ability to integrate its newly acquired operations effectively with its existing businesses, the Company's ability to achieve improved operating efficiencies and capabilities sufficient to offset consolidation expenses and the frequency and volume of sales of the Company's timber and timberlands. These and other risks and uncertainties that could materially affect the financial results of the Company are further discussed in the Company's filings with the Securities and Exchange Commission, including the Company's Form 10-K for the year ended October 31, 1999.


ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET
RISK

   There is no change in the quantitative and qualitative disclosures about the Company's market risk from the disclosures contained in the Company's Annual Report on Form 10-K for the year ended October 31, 1999.